# Aardvark Securities, L.L.C.

## Statement of Financial Condition Report December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-69235 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

                                               MM/DD/YY                                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aardvark Securities, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 W. Jackson Blvd. Suite 1300

(No. and Street)

| Chicago | IL | 60661 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Vandermause                                                 312-284-5505

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

| 1 South Wacker Dr., Suite 800 | Chicago | IL | 60606 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Philip Vandermause _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aardvark Securities, LLC _____ , as of December 31st _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____
Signature

Director
_____
Title



OFFICIAL SEAL
**ELIZABETH COTE**
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Jun 1, 2020

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Contents

Report of Independent Registered Public Accounting Firm   1

Financial Statement

  Statement of Financial Condition   2

  Notes to Financial Statement   3 – 8



# Report of Independent Registered Public Accounting Firm

To the Managing Member
Aardvark Securities, L.L.C.

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aardvark Securities, L.L.C. (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*RSM US LLP*

We have served as the Company's auditor since 2014.

Chicago, Illinois
February 13, 2019

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

**Aardvark Securities, L.L.C.**

**Statement of Financial Condition**
**December 31, 2018**

| **Assets** | | |
|---|---|---|
| Cash | $ | 1,978,914 |
| Receivable from clearing organization, net | | 104,999,609 |
| Financial instruments owned, at fair value | | 18,897,135 |
| Receivable from affiliate, net | | 101,862,728 |
| Securities purchased under agreements to resell | | 289,259,186 |
| Other assets | | 103,765 |
| **Total assets** | $ | 517,101,337 |
| | | |
| **Liabilities and Member's Equity** | | |
| Accounts payable, accrued expenses and other liabilities | $ | 257,208 |
| Payable to affiliates, net | | 50,382 |
| Payable to broker-dealer | | 196,812,500 |
| Securities sold under agreements to repurchase | | 285,532,785 |
| **Total liabilities** | | 482,652,875 |
| | | |
| Member's equity | | 34,448,462 |
| **Total liabilities and member's equity** | $ | 517,101,337 |

See Notes to Financial Statement.

**Aardvark Securities, L.L.C.**

**Notes to Financial Statement**

### Note 1.   Nature of Operations and Significant Accounting Policies

Aardvark Securities, L.L.C. (the Company) is a wholly owned subsidiary of TransMarket Bastion, L.L.C. (the Parent), which was assigned the Company effective October 1, 2018 from TransMarket Holdings, L.L.C., an affiliated entity under common control.  The Company was formed in January 2013, in the State of Illinois.  The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934.

The Company will continue to exist unless determined to be dissolved by the Member.

A summary of the Company's significant accounting policies is as follows:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB).  The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

**Use of estimates**:  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenue and expenses during the reporting period.  Actual results could differ from those amounts.

**Securities financial instruments**: Transactions in government obligations are recorded on a trade-date basis and are carried at fair value, as described in Note 2.  Contractual interest on securities owned and secured financing activities are recognized on an accrual basis.

**Resale and repurchase agreements**:  Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged where appropriate. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale and repurchase transactions at December 31, 2018, are with the Government Securities Division of the Fixed Income Clearing Corporation ("FICC") and affiliates. When the requirements are met, the Company offsets resale and repurchase agreements executed with the same counterparty and the same settlement date.

The Company is a netting member of the Government Securities Division of FICC, an industry clearinghouse for repurchase and reverse repurchase agreements and fixed income securities.  As a netting member of the FICC, the Company is held to a minimum capital requirement of $25,000,000.  At the end of each business day, for every trade submitted to and matched by the FICC, the transaction is novated to the FICC, thereby the FICC becomes the Company's counterparty.  At December 31, 2018, included in securities sold under agreements to repurchase on the statement of financial condition are amounts under contracts with the FICC.  In accordance with applicable accounting guidance, netting applied to the FICC reverse repurchase and repurchase balances of $289,259,185 and $139,053,538, respectively.

**Revenue recognition policy**:  The Company recognizes interest for its financing activities on an accrual basis with related interest recorded as income in the statement of operations.

## Note 1.    Nature of Operations and Significant Accounting Policies (continued)

**Income taxes**:  The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes.  The Company does not file any tax returns, but its taxable income is reported as part of its ultimate parent company's tax returns.  The ultimate parent company is a limited liability company whose income or loss is includable in the tax returns of its members.

The Company has evaluated income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being, sustained "when challenged" or "when examined" by the applicable tax authority.  Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.  Management has determined that there are no material uncertain income tax positions through December 31, 2018.  The Company is not subject to examination by U.S. federal or state authorities for tax years before 2015.

**Offsetting**:  As of December 31, 2018, the Company holds repurchase and reverse repurchase agreements that are eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements.  Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty.  These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

**Recently adopted accounting pronouncements**: In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* which supersedes the leasing guidance in the Accounting Standards Codification (ASC) 840, *Leases*. Under ASU 2016-02 lessees are required to recognize a right-of-use asset and lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of operations. The right-of-use asset and corresponding liability will be allocated to and reflected in the financial statements of the entity that has the ability to use the leased asset.  This guidance is effective for fiscal periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest period in the financial statements. As of December 31, 2018, the Company concluded it does not have any leases that meet the definition under ASC 842.

## Note 2.    Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

**Aardvark Securities, L.L.C.**

**Notes to Financial Statement**

## Note 2. Fair Value Measurements (continued)

<u>Level 3</u>: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment, and considers factors specific to the financial instrument.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfer between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the period.

U.S. Government obligations that trade in active markets are valued using quoted market prices and are classified within Level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

| | Total | Level 1 | Level 2 |
|---|---|---|---|
| Assets: | | | |
| Financial instruments owned: | | | |
| U.S. government obligations | $ 18,897,135 | $ 18,897,135 | $ - |
| **Total assets** | $ 18,897,135 | $ 18,897,135 | $ - |

As of and for the year ended December 31, 2018, the Company had no assets or liabilities that fell within Level 2 or Level 3 of the fair value hierarchy.

The Company's financial instruments owned, at fair value are being held as collateral by the FICC as well as a major financial institution.

Substantially all of the Company's other assets and liabilities are considered financial instruments and are at carrying amounts that approximate fair value because of the short maturity of the instruments. Repurchase and reverse repurchase agreements are carried at contract value.

## Note 3. Receivable from Clearing Organization and Payable to Broker-Dealer

Receivable from clearing organization and payable to broker-dealer at December 31, 2018 consisted of the following:

| | Receivable | Payable |
|---|---|---|
| Deposit with clearing organization | $ 9,294,930 | $ - |
| Fail charges receivable, net | (7,069) | - |
| Fails to deliver and fails to receive, net | 95,711,748 | 196,812,500 |
| | $ 104,999,609 | $ 196,812,500 |

5

**Aardvark Securities, L.L.C.**

**Notes to Financial Statement**

## Note 4. Offsetting

The following table provides disclosure regarding the offsetting of recognized assets and liabilities presented in the statement of financial condition:

| | Gross Amounts Recognized | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | | Financial Instruments | Cash Collateral Received/Pledged | Net Amount |
| **Assets** | | | | | | |
| Securities purchased under agreements to resell | $ 27,586,731,473 | $ 27,297,472,287 | $ 289,259,186 | $ 289,259,186 | $ - | $ - |
| **Total Assets** | $ 27,586,731,473 | $ 27,297,472,287 | $ 289,259,186 | $ 289,259,186 | $ - | $ - |
| | | | | | | |
| **Liabilities** | | | | | | |
| Securities sold under agreements to repurchase | $ 27,583,005,072 | $ 27,297,472,287 | $ 285,532,785 | $ 285,532,785 | $ - | $ - |
| **Total Liabilities** | $ 27,583,005,072 | $ 27,297,472,287 | $ 285,532,785 | $ 285,532,785 | $ - | $ - |

### Note 5. Collateral

Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. As of December 31, 2018, substantially all securities collateral received under reverse repurchase agreements has been delivered or repledged in connection with repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

Maturities of financial instruments sold under agreements to repurchase accounted for as secured borrowings are provided in the table below:

| | Overnight | Up to 30 Days | 30-90 Days | Total |
|---|---|---|---|---|
| Securities sold under agreements to repurchase | | | | |
| U.S. government obligations | 27,583,005,072 | - | - | 27,583,005,072 |

At December 31, 2018, the fair value of assets pledged as collateral under agreements to repurchase is approximately $27,625,223,952 and the fair value of assets obtained from securities purchased under agreements to resell is approximately $27,629,939,639.

### Note 6. Related-Party Transactions

During the year, in the normal course of business, the Company had intercompany transactions with entities affiliated through common ownership which included the affiliates paying employee compensation and related benefits and other expenses on behalf of the company. As of December 31, 2018, the Company had payables of $50,382 to these affiliates. The Company had a net receivable with an affiliate of $101,862,728 for failing to deliver securities.

In addition, at December 31, 2018, the Company had securities purchased under an agreement to resell for $13,390,072,218 and securities sold under agreement to repurchase of $13,536,551,465 with an affiliate through common ownership. These contracts are all accounted for as overnight collateralized financing transactions. The Company continuously entered into these transactions throughout the year and had open contracts that approximate the amounts as of December 31, 2018.

### Note 7. Liabilities Subordinated to Claims of General Creditors

Effective April 20, 2018, the Company entered into a $7,500,000 revolving cash subordination agreement with interest at a rate per annum equal to six percent (6.0%) in excess of the one month LIBOR rate, and revolving loan maturity date of April 20, 2020. The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. As of December 31, 2018, the Company did not have any outstanding borrowings.

### Note 8.  Commitments

From time to time and in the normal course of business, the Company will enter into forward starting reverse repurchase agreements and forward starting repurchase agreements.  As of December 31, 2018, the Company had $6,445,812,500 in forward starting reverse repurchase agreements and $6,103,687,500 in forward starting repurchase agreements both commencing on January 2, 2019 and maturing on January 3, 2019.

### Note 9.  Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.  Management of the Company expects the risk of loss to be remote.

### Note 10.  Market Risk and Concentrations of Credit Risk

The Company enters into various transactions with domestic broker-dealers and other financial institutions.  These transactions may at times represent a concentration of credit risk.  In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk.  This risk of default depends on the creditworthiness of each party with which it conducts business.

Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary positions, as well as the volatility and liquidity in the markets in which the financial instruments are traded.  The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

### Note 11.  Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires the maintenance of minimum "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit balances" as defined by Rule 15c3-1.  At December 31, 2018, the Company had net capital of $34,280,121 and net capital requirements of $250,000.  The net capital requirements may effectively restrict the payment of distributions to the parent.

### Note 12.  Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. Effective February 1, 2019, the Company amended and increased its revolving cash subordination agreement dated April 20, 2018 to $10,000,000 with interest at a rate per annum equal to six percent (6.0%) in excess of the one month LIBOR rate, and revolving loan maturity date of February 1, 2021.  No other subsequent events were noted.